At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Municipal Bond Fund, Inc. on behalf of:

                                                  For            Against
     Strong Municipal Bond Fund              11,520,135.854   1,753,141.764

                                                Abstain      Broker non-votes
                                              678,440.033     1,804,792.000